

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2023

Ian Jenks
Chief Executive Officer
SmartKem, Inc.
Manchester Technology Center, Hexagon Tower
Delaunays Road, Blackley
Manchester, M9 8GQ U.K.

      Re: SmartKem, Inc.
          Registration Statement on Form S-1
          Filed July 24, 2023
          File No. 333-273392

Dear Ian Jenks:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Patrick Fullem at (202) 551-8337 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing

cc: John D. Hogoboom